
Man Investments


09046093

SUPPL

May 11, 2009

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6593, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,



Keri Kelly
Compliance Analyst

SEC
Mail Processing
Section

MAY 12 2009

Washington, DC
100

cc: Barry Wakefield (w/ Encl.)



Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
5 May 2009

Athena Guaranteed Futures Ltd Monthly Net Asset Value

As at the close of business on 30 April 2009, the Net Asset Value of Athena Guaranteed Futures Ltd was US$114.06.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-5.85%
Last 12 months	-1.3%
Annualised return since inception	+14.1%

ENQUIRIES

David Browne
Head of External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

SEC
Mail Processing
Section

MAY 12 2009

Washington, DC
100

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last monthly valuation for each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
5 May 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 4 May 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$38.01.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-0.83%
Last 12 months	-0.4%
Annualised return since inception	+13.0%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

SEC
Mail Processing
Section

MAY 12 2009

Washington, DC
100

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   Declaration of major shareholding as per FSA Transitional Provision 7

3. **Full name of person(s) subject to the notification obligation** (iii):
   BlackRock, Inc.

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   ....

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   N/A

6. **Date on which issuer notified:**
   30 April 2009

7. **Threshold(s) that is/are crossed or reached:**
   Below 5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B28KQ186	126,267,381	126,267,381

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B28KQ186	N/A	N/A	84,619,812	N/A	4.95

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
84,619,812	4.95

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited – 84,619,812 (4.95%)

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Rachel Rowson FCIS

15. Contact telephone number:

020 7144 1735

Man Group plc – Total Voting Rights

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its total issued listed share capital with voting rights at close of business on 30 April 2009 comprises 1,708,059,673 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,708,059,673 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the Disclosure and Transparency Rules.

Contact name: Rachel Rowson

Contact telephone number: 0207 144 1732

Man Group plc
28 April 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 27 April 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$38.33.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-0.78%
Last 12 months	-0.4%
Annualised return since inception	+13.0%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
21 April 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 20 April 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$38.63.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-0.21%
Last 12 months	+3.2%
Annualised return since inception	+13.5%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.